Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TIKI Inc.
20 Franklin Street, STE 100
Worcester, MA 01608
https://mytiki.com/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: TIKI Inc.
Address: 20 Franklin Street, STE 100, Worcester, MA 01608
State of Incorporation: DE
Date Incorporated: December 04, 2020

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Super Duper Early Bird

Invest $250+ within the first 2 days and receive 20% bonus shares

Early Bird

Invest $250+ within the first 6 days and receive 10% bonus shares

$500+

TIKI Friend

Become a part of the TIKI Early Access Tribe and be the first to receive new app features + Receive an exclusive investor-only in-app badge: "TIKI Friend", TIKI t-shirt and stickers.

$1,000

TIKI Champion

All of the above perks + Become a part of the TIKI Insiders Tribe and receive our monthly newsletter with company updates + Receive an exclusive investor-only in-app badge "TIKI Champion", TIKI sweatshirt and bucket hat.

$5,000

TIKI Hero

All of the above perks + 2% Bonus shares + Receive an exclusive investor-only in-app badge: "TIKI Hero", a TIKI Gift box with unique cocktail recipe set + ingredients and a NFT collectible.

$10,000

TIKI Superhero

5% Bonus shares in total + All of the above perks + Get access to TIKI's Annual Investor Summit + Receive an exclusive investor-only in-app badge: "TIKI Superhero".

$20,000

TIKI Angel

10% Bonus shares in total + All of the above perks + Receive an exclusive investor-only in-app badge: "TIKI Angel" + Dinner with TIKI's executive leadership team (travel & lodging not included) + Special PR coverage of the investment.

$50,000

TIKI Shark

10% Bonus shares in total + All of the above perks + Receive an exclusive investor-only in-app badge: "TIKI Shark" + Monthly call with TIKI's executive leadership team.

**All perks occur when offering is complete.*

The 10% StartEngine Owners' Bonus

Tiki will offer 10% additional bonus shares of Common Stock for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares of Common Stock which they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive and own 110 shares of Common Stock for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Data is this generation's gold rush. The next hundred years will be decided by who controls it. Shouldn't that be us, the users, not big tech? After all, it's our data.

With TIKI, you decide what data companies collect, how they use it, and when they do, you get paid your fair share. Our unique data market makes your data anonymous and accessible by the millions of small businesses we actually care about, not just big budget corporations. If you choose to sell your data, you receive 100% of anything you earn. Instead, we charge businesses a transaction fee of 10%.

TIKI Inc. is a Delaware corporation formed on December 4, 2020.

Competitors and Industry

User data is a multi-trillion dollar market. Digital ad spend is projected to top $450 billion in 2021, and it's the tip of the iceberg. Google's under investigation for its use of data to build anti-competitive market barriers. Entire markets and fortune 500 companies, like FICO (market cap of $13B, as of Aug. 2021) or Nielsen (market cap of $8.2B, as of Aug. 2021), rely on your data. The reality is 84% of businesses believe data is crucial, and 64% plan to increase their investment in data management technology over the next two years.

Demand is increasing, but supply is decreasing as major players like Apple push forward new privacy standards. Already this year, Apple's ATT changes rocked the $80B/year mobile ad market. Scarcity is driving the monetary value of data to new heights, causing large corporations to invest millions in workarounds.

Startups vying for market share are generally one of three types:

Companies like Fetch Rewards, Killi, & Streamlytics are the "get paid for your data" types, essentially pursuing becoming a new age version of the big user market research companies (like Nielsen) we all know.

Companies like Jumbo & Mine are building apps for techy privacy-concerned users, similar to the user base of VPN apps.

Companies like Streamr & Inrupt are focused on new core tech, like networks, protocols, and standards, requiring buy-in from big tech companies.

We're not building TIKI like companies of the past. More of the same cannot solve this problem. We are creating revolutionary infrastructure, bringing privacy control to the masses, and getting people paid what they deserve for their data. Our radical approach to user-centricity and transparency creates the trusted destination. TIKI is purpose-built for user data ownership.

Current Stage and Roadmap

We created TIKI in Dec. '20 with three core values: user-centricity, trust, and transparency. On Jan. 1, we published our vision. One app that makes data ownership possible. In under 5 months (May '21), over 100k users signed up to beta test TIKI.

Product design is complete, and the core platform (security, blockchain, anonymization, app, and data market) is in development. We're actively testing the user experience and app features with tens of thousands of early beta testers.

We are on track for a public beta launch of the platform at the end of August, supporting email data (one of users most powerful data sets).

Our goal is to launch on app stores in Jan. '22 and reach 1 million users by Jul. '22.

The Team

Officers and Directors

Name: Michael Audi

Michael Audi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: December 04, 2020 - Present
  Responsibilities: Organization leadership and ultimately responsible for goals & deliverables.

- **Position:** Chairman of the Board
  Dates of Service: December 04, 2020 - Present
  Responsibilities: Strategic planning, corporate oversight, financing, and

representation of organization & shareholder interest

- **Position:** Founder
  Dates of Service: December 04, 2020 - Present
  Responsibilities: Defining & executing against the vision for the organization. Compensation is 5,714,000 shares of common stock.

Other business experience in the past three years:

- **Employer:** Blustream Corporation
  Title: Co-founder & CTO
  Dates of Service: August 27, 2015 - April 01, 2021
  Responsibilities: Defining and executing against the company's technical strategy. Team & technical leadership. Enterprise sales engineering & solution architecting.

Other business experience in the past three years:

- **Employer:** Blustream Corporation
  Title: Co-founder & Fractional CIO
  Dates of Service: April 01, 2021 - Present
  Responsibilities: Advise on long term technical and product strategy

Name: Anna Stoilova

Anna Stoilova's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CPO
  Dates of Service: December 04, 2020 - Present
  Responsibilities: Product strategy, execution, and delivery. Organization strategy & leadership.

- **Position:** Co-founder
  Dates of Service: December 04, 2020 - Present
  Responsibilities: Defining & executing against the vision for the organization. Compensation is 2,500,000 shares of common stock

Other business experience in the past three years:

- **Employer:** Dual Good Health
  Title: Co-founder & CEO
  Dates of Service: March 22, 2017 - Present
  Responsibilities: Strategy, product, marketing, and enterprise sales

Other business experience in the past three years:

- **Employer:** Visionable Global
  Title: Product Design Consultant
  Dates of Service: November 01, 2019 - October 01, 2020
  Responsibilities: Establishing and implementation of product design vision for multiple product lines.

Other business experience in the past three years:

- **Employer:** Anna Stoilova
  Title: Senior Product Design Consultant
  Dates of Service: May 01, 2016 - December 01, 2020
  Responsibilities: Product design for early stage tech startups.

Other business experience in the past three years:

- **Employer:** LIVI
  Title: UX/UI Designer
  Dates of Service: July 01, 2019 - September 01, 2019
  Responsibilities: Contract designer

Name: Brian Gagnon

Brian Gagnon's current primary role is with Uprise Partners. Brian Gagnon currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Inside Director
  Dates of Service: March 31, 2021 - Present
  Responsibilities: Strategic planning, corporate oversight, financing, and representation of organization & shareholder interest. Compensation is 300,000 stock options.

- **Position:** Co-founder
  Dates of Service: December 04, 2020 - Present
  Responsibilities: Defining & executing against the vision for the organization

Other business experience in the past three years:

- **Employer:** Uprise Partners
  Title: Co-founder & CTO

Dates of Service: October 24, 2017 - Present
Responsibilities: Leading IT Services Management and engineering

Other business experience in the past three years:

- **Employer:** Node Eco, Inc.
  Title: CTO
  Dates of Service: May 01, 2019 - January 01, 2020
  Responsibilities: Developing proof of concept technology that leads to a whole new way of buying, building, and supporting a lifetime of home ownership.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation

of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $1,070,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for user data ownership. Our revenues are therefore dependent upon the market for user data.

We may never have an operational product or service
It is possible that there may never be an operational TIKI app or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our TIKI app. Delays or cost overruns in the development of our TIKI app and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

TIKI Inc. was formed on December 4, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. TIKI inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that TIKI is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Audi	5,714,000	Common Stock	57.14
Anna Stoilova	2,500,000	Common Stock	25.0

The Company's Securities

The Company has authorized Common Stock, and Pre-Seed SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per each share of stock entitled to vote on the matter in question and registered in that person's name as of the record date for the meeting, except as may be provided in these Bylaws or otherwise required by law (for example, by GCL §217, pertaining to fiduciaries, pledgors, and joint stock owners, and GCL §218, pertaining to voting trusts and other voting agreements).

Material Rights

The total amount outstanding includes 1,000,000 shares to be issued pursant to stock options issued.

The total amount outstanding includes 72,000 shares to be issued pursant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the

Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Pre-Seed SAFE

The security will convert into Preferred stock and the terms of the Pre-Seed SAFE are outlined below:

Amount outstanding: $175,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Has not converted yet, will convert on the following events: Equity Financing or Convertible Note Financing

Material Rights

1.3. Liquidity Event. If there is a Liquidity Event before the expiration or termination of this SAFE, Example LLC will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from TIKI a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if Example LLC fails to select the cash option, provided that if the Liquidity Event is a transaction or event in which cash, shares of stock, and/or other assets are exchanged for Common Stock previously held by TIKI's stockholders, TIKI may instead arrange for Example LLC to receive such consideration in the same amount, and form, and subject to the same terms and conditions, as if Example LLC had received the foregoing shares of Common Stock immediately before the Liquidity Event.

In connection with Section 1.3(i), the Purchase Amount will be due and payable by TIKI to Example LLC immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay Example LLC and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of TIKI's available funds (after settling all debts and obligations of TIKI) will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, TIKI may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for

U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

1.4. Dissolution Event. If there is a Dissolution Event before this SAFE expires or terminates, TIKI will pay an amount equal to the Purchase Amount, due and payable to Example LLC immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of TIKI to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of TIKI legally available for distribution to Example LLC and all holders of all other SAFEs (the "Dissolving Investors"), as determined in good faith by TIKI's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of TIKI legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1.4.

1.5. Termination. This SAFE will expire and terminate (without relieving TIKI of any obligations arising from a prior breach of or non-compliance with this SAFE) upon the issuance any and all stock or Convertible Notes due to Example LLC, together with payment, or setting aside for payment, of any amounts due Example LLC, all pursuant to Section 1.1, Section 1.2, Section 1.3, and Section 1.4 above.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $240,000.00
  Use of proceeds: To scale user acquisition to 100k beta testers
  Date: July 15, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Tiki can operate without revenue for 36 months+. However, the limiting factor would be competition coming to market and ability to execute quickly to grab market share. At some point, the market opportunity is missed without funding or significant revenue generation.

Foreseeable major expenses based on projections:

The majority (70%) of operating expenses are focused on engineering staff, with the remainder for marketing awareness and demand generation. Since the application utilizes data stored on endpoints vs. traditional cloud resources, typical infrastructure costs are minimal and not a meaningful portion of OPEX.

Future operational challenges:

The largest operational challenge we are currently facing is hiring enough engineering assets to accelerate product development. Reaching paying businesses, while secondary to this, is also a key challenge. However, with our dataset growing daily, the value and attractiveness increases, reducing the resistance to attract paying customers (businesses in need of data).

Future challenges related to capital resources:

We have an immediate need to staff up engineering to produce enough key features to attract and retain users. We see this as a decreasing need with respect to the ability to generate meaningful revenue and financial sustainability from as few as 100k users sharing their data. We need capital in the short term to staff up and grow the platform's attractiveness staying ahead of perceived competition.

Future milestones and events:

We are focused on a successful ~$1.07M raise of capital, which will fund planned operations for 9 months. Converting 100K users to data-sharing users within the app will enable new customer onboarding and meaningful revenue generation, a major milestone for TIKI. We will look to raise additional funding within 6 months to accelerate growth to 1 million users and thousands of paying customers.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of Aug. 18, 2021, cash on hand is $35,881.25. The Company has a revolving line of credit with Brex for a total amount $7,176.25. This line of credit currently has an outstanding balance of $3,650.00.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We've raised a sizable angel round of funding that has allowed us to build a proof of concept and to sign up 125k users. Funds from the Reg CF campaign are critical to reaching a public launch ahead of potential market competition.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

While TIKI can operate without this raise, it would not be able to move fast enough to capitalize on the market opportunity fully and would eventually fall behind other offerings that come to market. The crowdfunding raise is important to TIKI because we want users to have the opportunity to become shareholders; TIKI is for the users. It's all about their control, their profit.

Of the total funds that our Company has, 95% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise the minimum, we will be able to operate for 2 months. At that time, we plan on a subsequent round to further accelerate growth. The plan focuses on revenue generation from the existing 125k user base. Primary expenses are engineering talent recruitment, retainment, and modest marketing activities typical of a business to consumer company to grow TIKI's name recognition.

How long will you be able to operate the company if you raise your maximum funding goal?

We may be able to operate indefinitely with the current raise. However, at some point, competitors can move faster with more features if significantly funded. Business viability could be affected if TIKI moves too slow with only organic growth. We see this as a declining threat once we reach 1 million users and 1,000 paying businesses.

In our current plan, funds from the Reg CF campaign will support 9 months of runway.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We plan for future capital raises within 6 months of the current raise. We will evaluate whether TIKI's existing business is well-financed for organic growth or to smartly add additional capital to lock up considerably more market share.

Indebtedness

- **Creditor:** Michael Audi
  Amount Owed: $20,000.00
  Interest Rate: 3.6%
  The loan is payable on demand.

Related Party Transactions

- **Name of Entity:** Michael Audi
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $20,000 loan
  Material Terms: Promissory note with 3.6% interest rate. Payable on demand.

Valuation

Pre-Money Valuation: $10,000,000.00

Valuation Details:

TIKI Inc. determined its pre-money valuation based on a combination of factors, including the company's assets, comparison to similar businesses, management team's previous startup successes, and strategic investors.

<u>Company Assets</u>

- 100,000+ people have signed up and currently on a waitlist to participate in TIKI's beta. Thousands more continue to sign up every week.

- 5,000+ active beta testers helping QA, debug, and refine app features

- A unique data architecture that protects user privacy, creates powerful data insights, is globally compliant, with minimal infrastructure/hosting costs via a hybrid use of edge computing, blockchain, and knowledge graphs. (https://mytiki.com/blog/proposed-architecture)

- Development is nearing completion for our first end-to-end data ownership feature (email data). All product development announcements are listed here: https://mytiki.com/blog/category/product.

- A demonstrable, affordable user acquisition process via influencer campaigns. Using this process, we've acquired over 100,000 user signups with an average cost per user acquisition (CAC) under $1.

- A trusted user-centric brand. TIKI has established itself as a unique brand with

15,000+ engaged followers across various social media channels.

<u>Comparison to Similar Businesses</u>

Jumbo Privacy
Financing: $11.5M total, $8M series A in 2020
Traction at time of Financing: 100,000 users

Comparison: Jumbo Privacy is similar in that it brings data privacy, security, and control features direct to users in a single app.

TIKI's Advantage: TIKI's app is free for users and specifically designed to make data ownership available to all, not just tech/privacy-conscious users. TIKI users can exercise their ownership rights, even monetizing their data in-app if they choose.

Mine
Financing: $12.5M total, $9.5M series A in 2020
Traction at time of Financing: 100,000 users, 1M+ data deletion requests processed

Comparison: Mine is similar in that it brings data control and ownership direct to users in a single app.

TIKI's Advantage: TIKI's app allows users to choose what happens to their data, not just delete it. TIKI users can easily control their data and monetize it whilst still using the services we all rely on.

Fetch Rewards
Financing: $318M total, $210M Series D in 2021 at a $1B+ valuation
Traction at time of Financing: 7,000,000 users

Comparison: Fetch Rewards is similar in that it offers users the ability to get paid for sharing their data with various companies.

TIKI's Advantage: TIKI's app allows users to monetize more data than just receipts with less friction. TIKI users can control which companies can purchase their data and for what use. TIKI's platform is open-sourced to prove its trustworthiness, anonymization, and safety; even TIKI can't see individual user's data.

geodb
Financing: $4.3M total, $2.2M @ $21M pre-money via crowdfunding in 2020
Traction at time of Financing: 15k social media followers, partnerships with access to 12M users, 500k daily data points

Comparison: geodb is a blockchain-powered decentralized data marketplace facilitating users to be rewarded for sharing their data with businesses.

TIKI's Advantage: TIKI's approach is that user data ownership creates a new data market. A market where users consciously and transparently share data with businesses they choose, many of which are not directly part of the current data ecosystem. As users begin making choices about what happens to their data, an opportunity is opened for businesses to incentivize users resulting in a circular economy.

streamlytics
Financing: $1.3M total, $1M @ $20M pre-money via StartEngine crowdfunding in 2020
Traction at time of Financing: 5M data points in the first week of B2C launch and early customer interest in data

Comparison: streamlytics is similar in that it provides users the ability to get paid for sharing their data and businesses access to new data sources.

TIKI's Advantage: TIKI's app enables holistic user data ownership, not just monetization. For buyers, TIKI makes data actionable for the millions of small businesses that cannot afford tens of thousands in subscription fees and data scientists.

Management Team's Previous Startup Successes

More details (mytiki.com/team)

- Mike Audi, Founder and CEO of TIKI, has a successful track record of bringing data-driven products to both B2C and B2B markets. Previously he launched Blustream as Co-founder & CTO, a successful growing business in the enterprise data space, having closed $3M in financing in 2020.

- Anna Stoilova, Co-founder and CPO of TIKI, has designed and led the product efforts for several successful data-driven applications. Previously, she launched Dual Good Health, bringing impactful VR training, like first aid and life-support, to major enterprises.

- Brian Gagnon, Co-founder and Inside Director of TIKI, has an extensive track record as a technical leader in the data market. Previously, serving in various technical leadership roles throughout VMWare's early growth and IPO, then as Head of Global Systems Engineering at Western Digital. Currently, he serves as Co-founder and CTO of Uprise Partners, where they've built a successful investment and consultancy firm specializing in scaling businesses.

- TIKI's team also contains data market, CX, and mobile development veterans.

Strategic Advisors & Investors

More details (mytiki.com/team)

Advisors:

- Malinda Gagnon, CEO at Uprise Partners, founding member of ad tech team in Cambridge, MA @ Google, and Sr. Partner, Head of Product Management & Technology & WPP/GroupM

- Ken Rapp, CEO at Blustream, former Founder & CEO at Velquest (acquired), specializing in data-driven applications for enterprises (Pharma, Biotech, Retail)

- Kashish Mittal, Security Lead at Brex and former Head of Security at Microsoft MLX

Investors:

- Jim O'Neill, former CIO and part of HubSpot's original management team. Current Co-founder and CTO of SaaSWORKS, where they help businesses maximize CLTV via unified data.

- Deven Sharma, former President of Standard & Poor's and current Fellow of Connection Science @ MIT Media Lab.

- Uprise Partners, an investment and consultancy firm specializing in the use of data to drive business growth.

- Ralph Verrilli, Managing Director at Madison Park Group, former COO at VISTAGY (acquired), specializing in enterprise software in data-driven markets, such as IIoT, manufacturing, and robotics.

- Ken Rapp, CEO at Blustream, former Founder & CEO at Velquest (acquired), specializing in data-driven applications for enterprises (Pharma, Biotech, Retail)

- Barry O'Connor, Data Market lead at TIKI, and National Blockchain Expert Panel Member at NSAI. Formerly Global VCM at Nokia Siemens, where he championed CEM and data monetization in the Telecom industry.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: all outstanding options are exercised; and any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Premium Fee*
  96.5%
  StartEngine Premium Service fee

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  Funds will be for accelerating user adoption through beta participation and launching an inbound customer acquisition program for companies purchasing user data.

- *Operations*
  6.5%
  Scale up administrative functions such as HR, accounting, and legal to match company growth. Scale customer experience/support to match user growth.

- *Company Employment*
  70.0%
  Grow product and engineering functions with the platform delivery goal of a public launch in early '22.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://mytiki.com/ (https://mytiki.com/blog/category/company).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/tiki

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TIKI Inc.

[See attached]

TIKI INC.

FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (DECEMBER 4, 2020) TO YEAR ENDED DECEMBER 31, 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Tiki Inc.
Worcester, Massachusetts

We have reviewed the accompanying financial statements of Tiki Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from inception (December 4, 2020) to December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 22, 2021
Los Angeles, California

As of December 31,	2020
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ -
Total current assets	**-**
Total assets	**$ -**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Account Payables	$ -
Credit cards	-
Other current liabilities	5,990
Total current liabilities	**5,990**
Promissory Note and Loans	-
SAFE	-
Total liabilities	**5,990**
STOCKHOLDERS EQUITY	
Common Stock	89
Subscription receivable	(89)
Additional Paid in Capital	-
Retained earnings/(Accumulated Deficit)	(5,990)
Total stockholders' equity	**(5,990)**
Total liabilities and stockholders' equity	**$ -**

See accompanying notes to financial statements.

Inception to December 31,		**2020**
(USD $ in Dollars)		
Net revenue	$	-
Cost of service		68
Gross profit		(68)
Operating expenses		
General and administrative		3,774
Sales and marketing		2,148
Total operating expenses		5,922
Operating income/(loss)		(5,990)
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(5,990)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(5,990)**

See accompanying notes to financial statements.

TIKI INC

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Additional Paid in Capital	Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount				
Inception—December 4, 2020	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	8,928,000	89	-	(89)	-	-
Sharebased Compensation	-	-	-		-	-
Net income/(loss)	-	-	-		-	-
Balance—December 31, 2020	8,928,000	$ 89	$ -		$ -	$ -

See accompanying notes to financial statements.

TIKI INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

Inception to December 31,		**2020**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(5,990)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Shared Based Compensation		-
Changes in operating assets and liabilities:		
Prepaid expenses and other current assets		-
Amount due from related parties		-
Account Payables		-
Deferred revenue		-
Other current liabilities		5,990
Net cash provided/(used) by operating activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of Common Stock		-
Options exercised		-
Net cash provided/(used) by financing activities		**-**
Change in cash		-
Cash—beginning of year		-
Cash—end of year	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Subscription receivable	$	89

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Tiki Inc. was originally formed on December 4, 2020 in the state of Delaware. The financial statements of Tiki Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Worcester, Massachusetts.

Tiki Inc app helps users know about and control their online data. Our recent 0.1.0 app release includes an array of Gmail-related features that make it simple to make informed decisions about your data.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, the Company had no accounts receivables.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under

FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Income Taxes

Tiki Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the 10% transaction fee it charges businesses for access to data users are willing to share.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 was in the amount of $2,148 which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 21, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following items:

Other Current Liabilities:

As of December 31,		2020
Other current liabilities	$	5,990
Total Other Current Liabilities	**$**	**5,990**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of common stock with a par value of $0.00001. As of December 31, 2020, 8,928,000 shares of voting common stocks have been issued and are outstanding.

5. DEBT

Since inception on December 4, 2020, the company's operating expenses have been funded by its founder and CEO Michael Audi. As of December 31, 2020, the advances are in the amount of $5,990 and have been classified in other current liabilities.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 consists of the following:

As of Year Ended December 31,		2020
Net Operating Loss	$	(1,632)
Valuation Allowance		1,632
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, are as follows:

As of Year Ended December 31,		2020
Net Operating Loss	$	(1,632)
Valuation Allowance		1,632
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal and state cumulative net operating loss ("NOL") carryforwards of $5,990. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

Since inception on December 4, 2020, the Company's operating expenses have been funded by its founder and CEO Michael Audi. On June 15, 2021, the company entered an promissory note agreement with Michael for the outstanding balance of the loans as of the date of agreement in the amount of $20,000. The loan carries an interest rate of 3.6% and is payable on demand.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through June 22, 2021 the date the financial statements were available to be issued.

The Company adopted an Equity Incentive Plan (which may be referred to as the "Plan"). The Company reserved 1,072,000 shares of its Common Stock pursuant to the Plan, which awards according to the terms in the plan, rights to immediately purchase shares for a per share purchase price, options to purchase shares in the future and restricted stock units (RSUs) or stock appreciation rights (SARS) in respect of shares. On February 13, 2021, the Company granted stock options to its founders and several employees. The vesting start dates for the stock options issued to founder Michael Audi and majority shareholder Anna Stoilova were pre-dated back into August 1, 2020 and November 6, 2020 respectively.

From February 22, 2021 through April 1, 2021, the Company issued simple agreements for future equity (SAFEs) to 6 holders for an aggregate amount of $175,000.

On June 15, 2021, the company entered a promissory note agreement with its founder Michael Audi for the amount of $20,000. The loan carries an interest rate of 3.6% and is payable on demand.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

TIKI

Your Data. Your Decisions.


TIKI
Your Data.
Your Decisions.
Your Facebook account
Privacy
Security
Safety
No way!
Facebook is tracking your face.

Website Worcester, MA DATA/ANALYTICS

Data is this generation's gold rush. The next hundred years will be decided by who controls it. Shouldn't that be us, the users, not big tech? After all, it's our data.

$0.00 raised

0 Investors	$10M Valuation
$1.00 Price per Share	$250.00 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Terms | Updates | Comments | Follow

Reasons to Invest

- Data rules the world. Instead of big tech, you should be in control of your data. TIKI attacks this escalating nightmare by putting users in charge, creating a transparent marketplace, and ultimately becoming the trusted destination for data.
- User data is a multi-trillion dollar market.
- User growth is already through the roof. 120,000+ people signed up for TIKI's beta this year, with just a tiny marketing budget.

SUMMARY

Your data. Your decisions.

With TIKI, you decide what data companies collect, how they use it, and when they do, you get paid your fair share. Our unique data market makes your data anonymous and accessible by the millions of small businesses we actually care about, not just big budget corporations.


120,000+
users signed up
(and counting...)
10x user growth
in 3 months
75k
50k
25k
0k
Nov
Feb
May

OUR TEAM

We transform B2C & B2B markets with data

Our team, advisors, and investors have dedicated their lives to designing and building the data driven systems we interact with daily.



Mike Audi

Founder, CEO & Chairman

Mike is an expert at creating innovative data products for B2C and B2B markets. As co-founder and CTO of Blustream, he built, led, and sold products responsible for billions of user data points into businesses ranging from SMBs to Fortune 500 brands. You have seen him featured as a data expert in the New York Times, Financial Times, CNN, CyberNews, CPO Magazine, and many others.

Passionate about the power of data, transparency, and people, not the system.



Anna Stoilova

Co-Founder & CPO

Anna is a world-class product leader and designer specializing in making data understandable. Her work focuses on the intersection of data and people to create impactful change. Products she designed for the NHS, JP Morgan, SAP, The Guardian, and Tesco impact millions. As Co-founder and CEO of Dual Good Health, she brought immersive life-saving medical training to global organizations like the WHO, Qatar Airways, and Banner Health.

Passionate about creating products that improve people's lives and bring positive change to the world.



Share Faria

Co-founder &
User Champion

CX specialist
and advocate
for the positive
use of data



Barry O'Connor

Data Market
Lead

30+ yrs. in data
monetization
for IBM, Nokia,
& Ericsson



Brian Gagnon

Co-founder &
Inside Director

Data & security
expert. Former
big wig at
Western Digital



Peter McLaughlin

Data Privacy
Outside Counsel

Partner &
Co-chair data
privacy at
Prince Lobel

ADVISORS & INVESTORS



Jim O'Neill

Former CIO at
HubSpot (IPO).
Brought data to
19k businesses



Deven Sharma

Former President
of S&P, the
financial data
behemoth



Malinda Gagnon

Former Head of Product/Tech at the world's largest Ad Agency, WPP



Ken Rapp

Transformed lab industry with data as CEO of VelQuest (acq.)

THE PROBLEM

User data is broken

Almost every move we make online or off is tracked and monetized by thousands of companies behind the scenes. We're being manipulated, exploited, ripped off, and we all know it.



Types of data they have on us
Personal data
Intimate data
Behavior data
If you can think of it, they're collecting it.

Corporations and governments can behave like they own your data, deciding what's best for their bottom line, leaving users to deal with the consequences. On the dark web, social security numbers can be sold for just $4. The system is broken, our trust breached, and privacy nearly non-existent. People are paying attention and demanding change.



7 OUT OF 10

people are willing to spend time and money to protect their data

Source

THE MARKET

User data is a multi-trillion dollar market

Digital ad spend is projected to top $450 billion in 2021, and it's the tip of the iceberg. Google's under investigation for its use of data to build anti-competitive market barriers. Entire markets and fortune 500 companies, like FICO (market cap of $13B, as of Aug. 2021) or Nielsen (market cap of $8.2B, as of Aug. 2021), rely on your data. The reality is 84% of businesses believe data is crucial, and 64% plan to increase their investment in data management technology over the next two years. Businesses need data; demand is at an all-time high and not slowing down.

Demand has never been higher

$450B

Projected digital ad spend in 2021

$1,000,000,000,000

User data is a multi-trillion dollar market

ONLY **46%**

of users allow tracking when asked by Apple's ATT policy

Companies are spending millions building workarounds to get access to data

Demand is increasing, but supply is decreasing as major players like Apple push forward new privacy standards. Already this year, Apple's ATT changes rocked the $80B/year mobile ad market. Scarcity is driving the monetary value of data to new heights, causing large corporations to invest millions in workarounds. A fair, transparent data market is needed to protect users and provide better, safer, lower-cost data for all businesses, not just giant corps.

> **"Financial incentives kind of run the world, so any solution to this problem has to realign the financial incentives."**
>
> **Jaron Lanier, The Social Dilemma (2020)**

THE SOLUTION

Your data. Your decisions.

This problem can't be fixed with more of the same. TIKI is a different approach. Radical user-centricity and transparency create a trusted destination where people, not companies, have the power over their data.

YOU choose what happens with YOUR data.

While our mascot may be a cute pineapple, we take data very seriously. Everything is purpose built from the ground up to put your safety and anonymity first. By design, we never have any identifiable data of yours. You don't have to take our word for it; everything's open sourced. Trust is more important than secret algorithms.



The only way a company can keep your identity safe is to not have it at all
How other companies do it
How TIKI does it

In seconds, make actual informed decisions about what happens to your data, without the 40 pages of privacy policies. Simply link your existing accounts, like Facebook, Google, or Netflix, to get started. After linking, just go back to using the internet and apps as usual.

With TIKI:

1. Quickly see what data companies have on you.

TIKI uses companies' public APIs to figure out what data of yours they're collecting. We turn that mess into a few quick explanations everyone can understand in seconds. Data doesn't have to be complicated or tedious.


9:41
CLOSE ×
Your Gmail account
Gmail knows...
Where you are when you read your emails
Your Gmail account tracks your location when you open your emails... Every single time you do it.

Image of TIKI app, which is currently in beta testing and not yet publicly available in app stores.

2. Easily decide to turn off or on various data privacy options which are normally hidden, confusing in nature, or both.

We all have dozens of apps and hundreds of internet accounts, each with different and changing privacy settings. No one has time for that. TIKI simplifies, organizes, and prioritizes it all for you. Just swipe right or left to turn on or off settings. For example, did you know Facebook's facial recognition software could be disabled?


9:41
BIG BOSS
Your Google account
Privacy
Security
Safety
Your Facebook
LIVE
I'm OK with it
Google is tracking your location.
Are you OK with Google tracking your location so that they can recommend you nearby restaurants? It's up to you to decide.
Data
Choices
Money

Image of TIKI app, which is currently in beta testing and not yet publicly available in app stores.

3. Become a data seller and choose what to sell, to whom. All anonymously.

TIKI's data market is highly unique in that the data you sell is both 100% anonymous and powerful (aka valuable). We calculate the anonymous insights buyers want based on your settings, directly on your phone. Insights are aggregated and interconnected (called a knowledge graph) to power various business applications like analytics, AI, chatbots, a/b testing, targeted ads, and more. As businesses use/purchase data, you get paid for its worth. Withdraw earned funds from the app to dollars, crypto, or donate to your favorite cause.


New payment
Woohoo! BerryBerry LLC
just paid you $2.01
Check out your new balance

Image of TIKI app, which is currently in beta testing and not yet publicly available in app stores.

THE BUSINESS MODEL

Data is the currency of the internet

TIKI is free for users. Everyone deserves the right to own their data. If you choose to sell your data, you receive 100% of anything you earn. Instead, we charge businesses a transaction fee of 10%.

Our target market is the 30 million small to medium-sized US businesses currently in the dark, the big guys employ teams of data scientists and expensive marketing agencies. They know data savvy businesses are 162% more likely to significantly surpass revenue goals.


10%
Transaction fee
for businesses
As an example...
If 100k users earn $120/year,
TIKI will collect $1.2m in annual
revenue from businesses

OUR TRACTION

We're on the cusp of a revolution in data transparency

The idea of data ownership—particularly monetization—is catching fire, as evident by our huge signup numbers. An active community is forming, eager to be part of a seismic shift in the way we use the internet. A user-driven, transparent data economy is the path forward for the internet. Millions of users will feel good about their data. They will be in charge of how their data is used, and they will be receiving fair compensation for it.

Dec '20

Formed company

Feb '21

10k users signed up

Mar '21

Raised $175k



Jim O'Neill



Deven Sharma



Malinda Gagnon

+ 3 other prestigious investors

May '21

100k users signed up


10x user growth
in 3 months
Nov
Feb
May

Aug '21

Crowdfunding launch

We launched this campaign to allow all our users and supporters to have a part of TIKI, and help us fuel our growth.

We're stronger together. Together, we can change the internet.

Sep ‘21 goal

50k active users on our beta app

No more waitlist, public beta!

See, control and monetize your **email data** - one of your most powerful data sets.


TIKI
BETA TESTER

Jan ‘22 goal

Launch on app stores

Google App Store

Jul ‘22 goal

1 million users

IN THE NEWS

CNN The New York Times CPO MAGAZINE FT FINANCIAL TIMES

The Daily Swig

> “Raising the bar: Tiki app aims to hand ownership of personal data back to the individual”

Jessica Haworth, The Daily Swig

WHY WE WILL SUCCEED

Why TIKI?

The momentum behind privacy has created a mad dash into the market of user data. Startups vying for market share are generally either “get paid for your data” market research companies, techy apps for privacy- concerned individuals, or core behind the scenes infrastructure.

We’re not building TIKI like companies of the past. More of the same cannot solve this problem. We are creating revolutionary infrastructure, bringing privacy control to the masses, and getting people paid what they deserve for their data. Our radical approach to user-centricity and transparency creates the trusted destination. TIKI is purpose-built for user data ownership.


People will own their data
TIKI

Offering Summary

Company	TIKI Inc.
Corporate Address	20 Franklin Street, STE 100, Worcester, MA 01608
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$10,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Super Duper Early Bird

Invest $250+ within the first 2 days and receive 20% bonus shares

Early Bird

Invest $250+ within the first 6 days and receive 10% bonus shares

$500+

TIKI Friend

Become a part of the TIKI Early Access Tribe and be the first to receive new app features + Receive an exclusive investor-only in-app badge: "TIKI Friend", TIKI t-shirt and stickers.

$1,000

TIKI Champion

All of the above perks + Become a part of the TIKI Insiders Tribe and receive our monthly newsletter with company updates + Receive an exclusive investor-only in-app badge "TIKI Champion", TIKI sweatshirt and bucket hat.

$5,000

TIKI Hero

All of the above perks + 2% Bonus shares + Receive an exclusive investor-only in-app badge: "TIKI Hero", a TIKI Gift box with unique cocktail recipe set + ingredients and a NFT collectible.

$10,000

TIKI Superhero

5% Bonus shares in total + All of the above perks + Get access to TIKI's Annual Investor Summit + Receive an exclusive investor-only in-app badge: "TIKI Superhero".

$20,000

TIKI Angel

10% Bonus shares in total + All of the above perks + Receive an exclusive investor-only in-app badge: "TIKI Angel" + Dinner with TIKI's executive leadership team (travel & lodging not included) + Special PR coverage of the investment.

$50,000

TIKI Shark

10% Bonus shares in total + All of the above perks + Receive an exclusive investor-only in-app badge: "TIKI Shark" + Monthly call with TIKI's executive leadership team.

**All perks occur when offering is complete.*

The 10% StartEngine Owners' Bonus

Tiki will offer 10% additional bonus shares of Common Stock for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares of Common Stock which they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive and own 110 shares of Common Stock for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow TIKI to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Transition Card: What is user data?

Mike: Well, data is basically a digital record of everything we do, or don't do throughout our lives. Every time you sign on to the internet, you go to a website, you search something, you buy groceries at the grocery store, those little ID cards you swipe, your Visa, your MasterCard, you're generating data about yourself.

Anna: When we use these platforms, they are not the product; we are the product.

Mike: We're being manipulated by our data without our consent.

Transition Card: What's the solution?

Mike: We as users don't have the ability to make a choice. It'd be like if you bought your car from Ford, and then Ford just started renting your car out, without your knowledge to other drivers. And then you didn't get paid for it. You'd be really upset. You'd be like, what the hell? Like, where is my money? The same thing happens to our data.

Transition Card: How does TIKI work?

Anna: So it should be up to the user to decide what's happening with their data.

Mike: It can be as easy as choosing; yes, I want to opt-in to this service. No, I don't want to opt-in to this service.

Anna: So TIKI works in a simple and intuitive way. In the app, you have a single mechanic where you can swipe left and right to make a decision. For example, you don't want Facebook to track your face, swipe left and say no. Or if you want to sell you anonymized data, such as your YouTube watch history, then you can swipe right and agree to it. Then you start earning. It's that simple.

Mike: The way it works is your phone connects to these services like it normally does, and you, as a user, get a unique encryption key. So all your data is encrypted on your phone, never in our cloud; we don't have your data. We don't know who you are. We can't get your data; everything at TIKI is anonymous and encrypted for you. So your data is on your phone and only your phone. If you decide you want to sell your data through TIKI, we run the anonymization. I can't say that word anonymization. We anonymize your data on your phone before it ever leaves it, and then we provide that data directly to businesses you chose.

Transition Card: How does TIKI make money?

Mike: Just like Visa or MasterCard charges a few percent,

Transition Card: Example of pricing model

Mike: we charge a business a 10% transaction fee for when they want to buy data.

Anna: For users, TIKI is always free.

Transition Card: What makes TIKI different?

Mike: When we started TIKI, we wanted to do things a bit differently. We put TIKI on the internet and said, hey, does anybody care about this? And thousands of people signed up.

Anna: People are really ready to take back control of their data.

Mike: We want to build a trusted community where we are the place that users go to when they have an issue with their data. It's all about the user.

Transition Card: And… why the pineapple?!

Anna: I designed that pineapple.

Mike: We wanted it to be different. The whole point of tiki is to be not tech.

Anna: The pineapple is really representing who we are a little bit, a little bit quirky, a little bit off off the grid, and why not? Why not make the data a little bit of a more of a fun topic and just have fun?

Transition Card: Your Data. Your Decisions. mytiki.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

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